Exhibit (a)(5)(ii)

Contact Information:

Coffin Communications Group	Perini Corporation
15300 Ventura Boulevard, Suite 303	73 Mount Wayte Ave.
Sherman Oaks, CA 91403	Framingham, MA 01701
(818) 789-0100	(508) 628-2295
Crocker Coulson, Partner	Robert Band, President

FOR IMMEDIATE RELEASE

Perini Corporation Increases the Purchase Price of the Tender Offer for Its

Depositary Shares and Extends the Expiration Date

Framingham, MA – May 8, 2003 – Perini Corporation (AMEX: PCR), a leading building, civil construction and construction management company, announced today that it is amending its current tender offer to purchase up to 900,000 shares, or approximately 90%, of its outstanding $2.125 Depositary Convertible Exchangeable Shares (the “Depositary Shares”) (AMEX: PCR.PR), each of which represents 1/10th of a share of the Company’s $21.25 Convertible Exchangeable Preferred Stock, by increasing the purchase price from $20.00 per share to $25.00 per share, net to the seller in cash without interest, and by extending the expiration date of the tender offer from 5:00 p.m., New York City time, on Friday, May 9, 2003 to 5:00 p.m., New York City time, on Monday, June 9, 2003. With the extension of the Expiration Date of the Offer to June 9, 2003, holders of Depositary Shares will have additional time to tender their Depositary Shares that have not been tendered or to withdraw Depositary Shares that have been tendered.

Asher Edelman, a director of the Company elected by the holders of the Depositary Shares, has now indicated to the Company that he intends to tender substantially all of the Depositary Shares that he beneficially owns or controls. Frederick Doppelt, a director of the Company also elected by the holders of Depositary Shares, has now indicated that he will consider tendering his Depositary Shares.

Subject to the terms and conditions set forth in the Offer to Purchase, the Supplement to the Offer to Purchase (the “Supplement”) and the amended Letter of Transmittal, holders of Depositary Shares will have the opportunity to tender all or a portion of their Depositary Shares at a price of $25.00 per share. If more than 900,000 Depositary Shares are properly tendered pursuant to the tender offer, the Company will purchase Depositary Shares from tendering holders on a pro rata basis based on the number of Depositary Shares tendered by each tendering holder. Holders of Depositary Shares whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, promptly after the expiration of the tender offer. Tendering holders whose Depositary Shares are not purchased in the tender offer will have their Depositary Shares returned to them promptly after the expiration of the tender offer. The tender offer is not conditioned on any minimum number of Depositary Shares being tendered, but it is subject to certain other conditions set forth in the Offer to Purchase and the Supplement.

Perini intends to fund the tender offer through available cash and by drawing down on its existing credit facility. Perini has obtained the consent of its lenders to borrow amounts, as required, under its existing credit facility to fund the tender offer.

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The tender offer will provide a liquidity event for holders of Depositary Shares who wish to sell their Depositary Shares at a premium and without the associated commissions and other related costs. Holders of Depositary Shares should read carefully the Offer to Purchase, the Supplement, the amended Letter of Transmittal and related materials, because they contain important information. Georgeson Shareholder Communications Inc. is the information agent for the tender offer, and any questions concerning the tender offer should be directed to it. Requests for copies of the Offer to Purchase, the Supplement, the amended Letter of Transmittal and related documents should be directed to Georgeson Shareholder Communications, Inc. at (212) 440-9800 (banks and brokerage firms) and (866) 288-2832 (all others toll free). The Supplement, the amended Letter of Transmittal and related documents are being mailed to registered holders of Depositary Shares and are being made available for distribution to beneficial owners of Depositary Shares.

About Perini Corporation

Perini Corporation provides general contracting, including building and civil construction, and construction management and design-build services to private clients and public agencies in the United States and selected overseas locations. Perini is known for its hospitality and gaming industry projects, and for its corrections, health care, sports, entertainment and educational expertise, as well as large and complex civil construction projects.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY DEPOSITARY SHARES OF THE COMPANY. THE OFFER TO PURCHASE OUTSTANDING DEPOSITARY SHARES IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE, THE SUPPLEMENT, THE AMENDED LETTER OF TRANSMITTAL AND RELATED DOCUMENTS, EACH OF WHICH HAS BEEN OR IS BEING MAILED TO HOLDERS OF DEPOSITARY SHARES AND IS BEING MADE AVAILABLE FOR DISTRIBUTION TO BENEFICIAL HOLDERS OF DEPOSITARY SHARES AT NO EXPENSE TO THEM. HOLDERS OF DEPOSITARY SHARES SHOULD CAREFULLY READ THOSE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. HOLDERS OF DEPOSITARY SHARES MAY ALSO OBTAIN A FREE COPY OF THE OFFER TO PURCHASE, THE SUPPLEMENT, THE AMENDED LETTER OF TRANSMITTAL AND RELATED DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEBSITE AT WWW.SEC.GOV WITHOUT CHARGE.

The statements contained in this Release that are not purely historical are forward-looking statements, including without limitation, statements regarding the Company’s expectations, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the Company) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the continuing validity of the underlying assumptions and estimates of total forecasted project revenues, costs and profits and project schedules; the outcomes of pending or future litigation, arbitration or other dispute resolution proceedings; the availability of borrowed funds on terms acceptable to the Company; changes in federal and state appropriations for infrastructure projects; possible changes or developments in worldwide or domestic social,

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political, economic, business, industry, market and regulatory conditions or circumstances; and actions taken or not taken by third parties including the Company’s customers, suppliers, business partners, lenders, and competitors and legislative, regulatory, judicial and other governmental authorities and officials. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.